

NovoMoto

founders@novomoto.net


DEMOCRATIC REPUBLIC
OF CONGO

NovoMoto

for- profit social enterprise

Solar Power

off- grid communities



1.3 GW

Democratic Republic of Congo (DRC)

DRC

Population of 80 Million



1.3 GW

Madison, WI

Population of 0.7 Million



No access to reliable electricity in DRC for more than

91% of the Population





No access to reliable electricity in DRC for more than

73M PEOPLE



An average household …



$18 / month

Average household



Lighting

< 10 % as bright as
a U.S. home



Phone charging

For hours at kiosks



Brighter, Longer Lasting Light



Less Expensive

PAY-AS-YOU-GO

SOLAR POWER PACKAGES

NovoMoto

H20


WowSOLAR

H100


sun king.



PAY-AS-YOU-GO

SOLAR POWER PACKAGES

How it works

Mobile Money

Pay-As-You-Go
weekly payment

NovoMoto

Battery Activation

H20

H100

CUSTOMER EXPERIENCE



10x Brighter Lights

Saving 50%

Phone charging at home



CUSTOMER EXPERIENCE

Je ne sais plus là où j'ai jeté ma lampe!

I do not even know where I tossed my kerosene lamp!



120M homes
$25B annually



14.6M homes
$3.1B annually



3.5M homes
$740M annually

Now in 10 communities



Kinshasa
Mai - Ndombe
Kikwit
Kinshasa
N1 ROAD
Kongo Central
Kwilu
Kwango

700,000 potential customers





2017

Proof of Concept

DRC

20 Installations



2017 2018 2019 2020 2021

2017

Proof of Concept

2018

Pilot


DRC

179 Installations


2017
2018
2019
2020
2021

2017	2018	2019
Proof of Concept	Pilot	Initial Scale

300 Installations



DRC



2017   2018   2019   2020   2021



2017
Proof of Concept

2018
Pilot

2019
Initial Scale

2020
Roll Out

DRC

5,000 Installations*

2017   2018   2019   2020   2021

* These numbers are projections and are not guaranteed

2017	2018	2019	2020	2021
Proof of Concept	Pilot	Initial Scale	Roll Out	NM line of product



DRC

25,000 Installations*

2017 2018 2019 2020 2021

* These numbers are projections and are not guaranteed

NOVOMOTO'S
GOAL

1,000,000*

Installations

by 2026

$840M
eDF
TOTAL
eNGie









* These numbers are projections and are not guaranteed

Installations	On-time payment	Churn	Default
300	**75%**	**33%**	**3%**

FUNDING TO DATE

$500k raised to date

CONVERTIBLE NOTE

   

DEBT FINANCING

   

PRIZES & AWARDS

        

SEED ROUND = $1.5^M equity + debt

12 month runway

4,000 new Installations

Benchmark in our industry to raise series A

| $1 of investment in seed round |
| $28 in 5 years |
| $42 in 8 years |



Dr. Aaron Olson
founder

Dr. Mehrdad Arjmand
founder

NovoMoto



Customer Service Team


Marketing Team

Advisors



Dan Olszewski





Dr. Ben Gaddy





Amy Gannon





NovoMoto

@NovoMotoLLC

NovoMoto.net

 founders@novomoto.net